EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Year Ended December 31
Dollars in millions	2010		2009		2008		2007		2006
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,680		$3,135		$946		$1,612		$3,737
Add:
Distributed income of equity investees	167		171		157		124		20
Fixed charges excluding interest on deposits	1,092		1,396		1,026		1,208		778
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	148		126		122		101		33
Interest capitalized	1		3

Earnings excluding interest on deposits	4,790		4,573		2,007		2,843		4,502
Interest on deposits	963		1,741		1,485		2,053		1,590

Total earnings	$5,753		$6,314		$3,492		$4,896		$6,092

Fixed charges
Interest on borrowed funds	$918		$1,225		$961		$1,143		$719
Interest component of rentals	134		131		64		64		59
Amortization of notes and debentures	39		37		1		1
Interest capitalized	1		3

Fixed charges excluding interest on deposits	1,092		1,396		1,026		1,208		778
Interest on deposits	963		1,741		1,485		2,053		1,590

Total fixed charges	$2,055		$3,137		$2,511		$3,261		$2,368

Ratio of earnings to fixed charges
Excluding interest on deposits	4.39	x	3.28	x	1.96	x	2.35	x	5.79	x
Including interest on deposits	2.80		2.01		1.39		1.50		2.57

(1)	As defined in Item 503(d) of Regulation S-K.